UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69234

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Top Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3620 Kensley Drive
(No. and Street)

Inglewood	CA	90305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debra D Draughan	310-677-4450	ddd@topcapitaladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Debra D Draughan__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Top Capital Advisors, Inc.__ , as of __12/31__ , 2 __024__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notarial Certificate is ATTACHED

Signature: _____

Title:
Managing Partner

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF _Los Angeles_ }

Subscribed and sworn to (or affirmed) before me on this __8__ day of __MAY__, __2025__
Date   Month   Year

by _DEBRA D. DRAUGHAN_

_____

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: _____

Signature of Notary Public

HAROLD A. UTOMAKILI
COMM. # 2354533
NOTARY PUBLIC ● CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. MAY. 9, 2025

Seal
Place Notary Seal Above

-- OPTIONAL --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: _OATH OR AFFIRMATION_

Document Date:_____

Number of Pages:_____

Signer(s) Other Than Named Above:_____

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Top Capital Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Top Capital Advisors, Inc. as of December 31, 2024, and the related statements of operations, changes in shareholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Top Capital Advisors, Inc. as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Top Capital Advisors, Inc.'s management. My responsibility is to express an opinion on Top Capital Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Top Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Top Capital Advisors, Inc.'s financial statements.

The supplemental information is the responsibility of Top Capital Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Top Capital Advisors, Inc. auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
May 6, 2025

Top Capital Advisors, Inc.
(SEC I.D. No. 8-69234)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

(Including Report of Independent Registered Public Accounting Firm)


TOP CAPITAL ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS


Assets

Cash	$	159,947
Total Assets	$	159,947

LIABILITIES AND SHAREHOLDER EQUITY

Liabilities

Accounts payable and accrued expenses	$	13,990
Due to shareholder		62,500
Total Liabilities		76,490

Commitments and Contingencies (Note 6)

Stockholder Equity

Common stock, $0 Par Value, 200 shares authorized, 200 shares issued and outstanding	200
Additional paid-in-capital	244,440
Accumulated deficit	(161,183)
Total Shareholder Equity	83,457
Total Liabilities and Shareholder Equity	$ 159,947

See accompanying notes.

TOP CAPITAL ADVISORS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

Expenses

Professional fees	12,800
Regulatory & compliance	7,603
Other Expenses	1,369
Total expenses	21,772
Net Loss	$ (21,772)

See accompanying notes.

TOP CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
For the Year Ended December 31, 2024

	Common Stock		Additional Paid-in-Capital	Accumulated (Deficit)	Total Shareholder Equity
	Number of Shares	Amount			
Balance at December 31, 2023	200	$ 200	$ 244,440	$ (139,411)	$ 105,229
Net Loss	-	-	-	(21,772)	(21,772)
Balance at December 31, 2024	200	$ 200	$ 244,440	$ (161,183)	$ 83,457

See accompanying notes.

TOP CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(21,772)
Adjustments to Reconcile Net Loss to Net		-
Net cash used by operating activities		(21,772)
Net decrease in cash		(21,772)
Cash at Beginning of Year		181,719
Cash at End of Year	$	159,947

Supplemental Disclosures

Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

1   Organization and Nature of Business Operations

Top Capital Advisors, Inc. (the Company) is a New York corporation. For regulatory purposes, its main office is based in Inglewood, CA. Geographical limits on its operations are a function of relevant securities registration regulations.

The Company's membership agreement allows the firm to provide private equity fund consulting and placement (of limited partnership interests) services on behalf of institutional quality private equity funds. During calendar year 2024, the firm had no revenue.

The Company is a broker dealer registered with the Securities and Exchange Commission (S.E.C.), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies.

Revenues, (if any), may be affected by the overall activities of the financial markets and other economic risks.

The Company holds no customer funds or securities and does not participate in the underwriting of securities.

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the

(c) Statement of Cash Flows - continued

statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024. The Company's cash is held by a single financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2024, and there are no open tax years prior to 2020. In addition, no material income tax related penalties or interest have been recorded for the year ended December 31, 2024.

(e) Advertising and Marketing

Advertising costs (if any) are charged to operations as incurred.

(f) General and Administrative Expenses

General and administrative costs (other expenses) are expensed as incurred.

(g)   Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2.   Inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5, Fair Value".

3   Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the

3   Net Capital Requirements (continued)

greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the rule. At December 31, 2024, the Company had net capital of $83,457, which was $78,363 in excess of its required minimum net capital of $5,094. The Company's aggregate indebtedness to net capital ratio 0.9165.

Advances to affiliates, contributions, distributions, and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

4   Concentrations and Economic Dependency

The Company earned no revenues during the year ended December 31, 2024 and relied on cash on hand and equity capital to maintain its minimum net capital requirements. The Company has sufficient cash on hand to fund ongoing operations and remain compliant with net capital requirements.

The Company maintains its cash in a bank account that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024. As of December 31, 2024, there were no cash balances held in any accounts that were not fully insured.

5   Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024, the Company was in compliance with this rule.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024, or during the year ended December 31, 2024.

7   Related Party Transactions

During calendar year 2024, the Company's principal shareholder / chief executive officer did not receive any compensation. There were no reimbursements for overhead or travel expenses. No client-related travel expenses were incurred as there was no client work performed.

8   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024, the Company had implemented such policies and procedures.

9   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10   Segment Reporting

The Company is approved to operate in a single line of business as a broker-dealer. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

11   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of May 6, 2025, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

TOP CAPITAL ADVISORS, INC.
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2024

Schedule I

NET CAPITAL

Assets	$	159,947
Less Liabilities		(76,490)
Total Ownership Equity		83,457
Less Non Allowables		
TNC Before Haircuts & Undue Concentration		83,457
Less Haircuts		-
Less Undue Concentration		-
NET CAPITAL		83,457
Minimum Required Net Capital		5,094
Excess Net Capital	$	78,363
AI/NC Ratio		0.9165
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2024)
As Amended on May 9, 2025

Net Capital, as reported in Company's Part II unaudited Focus Report	$	83,457
Net Capital, per above		83,457
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company’s FOCUS Report as of December 31, 2024.

Top Capital Advisors, Inc.

**Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Act of 1934
December 31, 2024**

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder

Top Capital Advisors, Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Top Capital Advisors, Inc. (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to effecting securities transactions via subscriptions via subscriptions on a subscription way basis where the funds are payable to the issurer or its agent and not to the Company and therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
May 6, 2025

Top Capital Advisors, Inc.
Exemption Statement Pursuant to SEC Rule
17a-5 For the Year Ended December 31, 2024

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Top Capital Advisors, Inc.

Top Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024.

Top Capital Advisors, Inc.

I, Debra D. Draughan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Debra D. Draughan

_____
Debra D. Draughan
Title:Managing Partner